# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crimson Wine Group, Ltd., CIK 0001562151
CUSIP: 22662X100
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 5901 Silverado Trail, Napa, California (CA), 94558
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001568794
Persons authorized to receive notices and communications: John D. Cumming, c/o Crimson Wine Group, Ltd., 5901 Silverado Trail, Napa, California (CA), 94558, 800-486-0503; Teton Holdings Corporation CCS, PO Box 4902, Jackson, Wyoming (WY), 83001, 307-734-0708

## Reporting persons
- John D. Cumming (CIK 0001568794): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,216,801; shared voting power 2,438,314; sole dispositive power 1,216,801; shared dispositive power 2,438,314; aggregate amount beneficially owned 3,655,115 (17.8% of the class)
- Ian M. Cumming Charitable Lead Annuity Trust (CIK 0001816651): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; sole voting power 2,410,828; shared voting power 0; sole dispositive power 2,410,828; shared dispositive power 0; aggregate amount beneficially owned 2,410,828 (11.7% of the class)
- Teton Holdings Corp CCS (CIK 0001816596): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; sole voting power 2,410,828; shared voting power 0; sole dispositive power 2,410,828; shared dispositive power 0; aggregate amount beneficially owned 2,410,828 (11.7% of the class)
- David Cumming (CIK 0001824430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,438,314; sole dispositive power 0; shared dispositive power 2,438,314; aggregate amount beneficially owned 2,438,314 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Crimson Wine Group, Ltd.
Address of issuer's principal executive offices: 5901 Silverado Trail, Napa, California (CA), 94558
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements that certain Statement on Schedule 13D filed on May 23, 2018, as amended by Amendment No. 1 to Schedule 13D filed on September 21, 2020, by Amendment No. 2 to Schedule 13D filed on May 28, 2021 and by Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed on November 18, 2022 (as amended, the "Schedule 13D") by (i) John D. Cumming, (ii) the Ian M. Cumming Charitable Lead Annuity Trust (the "CLAT"), (iii) Teton Holdings Corporation CCS ("Teton"), and (iv) David Cumming (collectively, the "Reporting Persons"), with respect to the common stock, $0.01 par value per share ( "Common Stock"), of Crimson Wine Group, Ltd., a Delaware corporation (the "Company").

On November 20, 2025, John D. Cumming purchased 106,308 shares of Common Stock, which increased the percentage of Common Stock beneficially owned by John D. Cumming by approximately 1.3% compared to the percentage of Common Stock beneficially owned by John D. Cumming reported in Amendment No. 3.

Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The percentage of shares owned is based upon 20,586,027 shares of Common Stock issued and outstanding as of May 1, 2026 as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on May 7, 2026. As of the date of this filing, the Reporting Persons beneficially own the following shares of Common Stock:

(i) John D. Cumming beneficially owns 3,655,115 shares of Common Stock, representing 17.8% of the issued and outstanding Common Stock. As a member of the investment committee of Teton, John D. Cumming has shared voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT. John D. Cumming also has shared voting and dispositive power over 27,486 shares of Common Stock held by the Cumming Foundation, a private charitable foundation, of which he serves as a trustee. John D. Cumming directly owns 1,216,801 shares of Common Stock and has sole voting and dispositive power over such shares. John D. Cumming disclaims any excess of his pecuniary interest in the 2,410,828 shares of Common Stock held by the CLAT and disclaims a pecuniary interest in the 27,486 shares of Common Stock held by the Cumming Foundation, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

(ii) The CLAT beneficially owns 2,410,828 shares of Common Stock, representing approximately 11.7% of the issued and outstanding Common Stock. The CLAT has sole voting and dispositive power over such shares of Common Stock.

(iii) Teton, as the trustee of the CLAT, beneficially owns 2,410,828 shares of Common Stock, representing 11.7% of the issued and outstanding Common Stock. As the trustee of the CLAT, Teton has sole voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT.

(iv) David Cumming beneficially owns 2,438,314 shares of Common Stock, representing 11.8% of the issued and outstanding Common Stock. As a member of the investment committee of Teton, David Cumming has shared voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT. David Cumming also has shared voting and dispositive power over 27,486 shares of Common Stock held by the Cumming Foundation, a private charitable foundation, of which he serves as a trustee. David Cumming disclaims any excess of his pecuniary interest in the 2,410,828 shares of Common Stock held by the CLAT and disclaims a pecuniary interest in the 27,486 shares of Common Stock held by the Cumming Foundation, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Amendment No. 4 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On November 20, 2025, John D. Cumming purchased 106,308 shares of Common Stock on the open market at a weighted average price per share of $4.96.

None of the Reporting Persons have effected any transactions in shares of Common Stock within 60 days prior to the date of this filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Joint Filing Agreement of the Reporting Persons

## Signatures
- John D. Cumming: /s/ John D. Cumming, John D. Cumming (06/01/2026)
- Ian M. Cumming Charitable Lead Annuity Trust: /s/ Catherine Handley, Catherine Handley, as Trust Committee Member of Teton Holdings Corporation CCS, its trustee (06/01/2026)
- Teton Holdings Corp CCS: /s/ Catherine Handley, Catherine Handley, as Trust Committee Member (06/01/2026)
- David Cumming: /s/ David Cumming, David Cumming (06/01/2026)